EXHIBIT 1

FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia:	Global Sources Investor Contact in Asia:

Camellia So	Suzanne Wang
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Global Sources Press Contact in U.S.:	Global Sources Investor Contact in U.S.:

James W.W. Strachan	Kirsten Chapman & Timothy Dien
Tel: (1 480) 664 8309	Lippert/Heilshorn & Associates, Inc.
e-mail: strachan@globalsources.com	Tel: (1 415) 433-3777 e-mail: tdien@lhai.com

Global Sources renews contracts with AsiaWorld-Expo to host China

Sourcing Fairs in Hong Kong through 2014

- 55 shows now scheduled for 2010, up from 30 in 2009 -

HONG KONG, June 21, 2010 – Global Sources (NASDAQ: GSOL) has renewed its contracts with AsiaWorld-Expo Management to host China Sourcing Fairs (http://www.chinasourcingfair.com) at Hong Kong’s AsiaWorld-Expo (AWE)  for 2013 and 2014. The renewal contracts represent a total gross value of approximately US$16.7 million.

Global Sources’ chairman and CEO, Merle A. Hinrichs, said: “This renewal extends a very successful relationship that is fundamental to our rapidly growing trade show business. When we began at the AsiaWorld-Expo in 2006 we had three China Sourcing Fairs that were held twice yearly. This year, we have scheduled 55 trade shows in various cities, with the AsiaWorld-Expo being by far our largest and most important venue.

“We are very pleased with the AsiaWorld-Expo. Buyers appreciate its unmatched convenience and superb facilities, as do our exhibitors, who come primarily from mainland China, Hong Kong, Taiwan, Korea, India and across Southeast Asia. During the last year, attendance at our AWE shows exceeded 137,700 visitors and featured more than 12,600 booths. With the continued support of the Hong Kong government, we look forward to launching many more shows at this excellent venue.”

The China Sourcing Fair is a key component of Global Sources’ multi-channel offering of online marketplaces, trade shows, and digital and print magazines. Since import buyers do not place large volume orders through online marketplaces, suppliers want the face-to-face opportunities at our shows -- where they can negotiate with buyers and win orders. Also, with various media integration initiatives underway, the expanded show schedule will provide tremendous additional exposure and sales leads for all of our advertisers.

For more information about China Sourcing Fairs, visit www.chinasourcingfair.com.

About Global Sources
Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China. The core business uses English-language media to facilitate trade from Greater China to the world. The other business segment utilizes Chinese-language media to enable companies to sell to, and within Greater China.

The company provides sourcing information to volume buyers and integrated marketing services to suppliers. It helps a community of over 888,000 active buyers source more profitably from complex overseas supply markets. With the goal of providing the most effective ways possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in over 240 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. It delivers information on 4.5 million products and more than 256,000 suppliers annually through 14 online marketplaces, 13 monthly print and 15 digital magazines, over 80 sourcing research reports and 21 specialized trade shows which run 55 times a year across 9 cities.

Suppliers receive more than 136 million sales leads annually from buyers through Global Sources Online (http://www.globalsources.com) alone.

Global Sources has been facilitating global trade for nearly 40 years. Global Sources' network covers more than 60 cities worldwide. In mainland China, Global Sources has about 2,500 team members in more than 40 locations, and a community of over 1 million registered online users and magazine readers for its Chinese-language media.

Safe Harbor Statement
This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company's actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.